STATEMENT OF FINANCIAL CONDITION

Redburn (USA) LLC
March 31, 2020
With Report of Independent Registered Public
Accounting Firm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___**04/01/19**___ AND ENDING___**03/31/20**___

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Redburn (USA) LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 26th Floor

(No. and Street)

New York   **NY**   **10017**

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell Lowenthal   **(212) 803-7315**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square   **New York**   **NY**   **10036**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I   Mitchell N. Lowenthal   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn (USA) LLC   , as of March 31   , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Mitchell Lowenthal
Signature
General Counsel & Chief Compliance Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2020

Contents



Report of Independent Registered Public Accounting Firm

To the Member and Management of Redburn (USA) LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the Company) as of March 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

June 1, 2020

Redburn (USA) LLC
Statement of Financial Condition
March 31, 2020

ASSETS

Cash and cash equivalents	$	3,564,366
Restricted cash equivalents		308,574
Receivable from Parent		1,322,430
Receivables from broker dealers		974,389
Operating lease right of use asset		772,750
Prepaid expenses		575,659
Deferred tax assets		128,589
Fixed assets, net of accumulated depreciation and amortization		114,032
Other assets		1,850
Total assets	$	7,762,639

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable	$	1,013,890
Operating lease liability		826,656
Accrued compensation and benefits		693,175
Accrued professional fees		172,782
Accrued expenses and other liabilities		94,817
Deferred tax liabilities		25,897
Accrued income taxes payable		233
Total liabilities		2,827,450
Member's equity		4,935,189
Total liabilities and member's equity	$	7,762,639

See accompanying notes to statement of financial condition.

Redburn (USA) LLC
Notes to Statement of Financial Condition
March 31, 2020

1. Organization

Redburn Partners (USA) L.P. was originally established in May 2006 as a partnership under the laws of the State of New York. On March 31, 2014, the partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name to Redburn (USA) LLC (the "Company"). At the same date, the Company became a wholly owned subsidiary of its sole member, Redburn (Europe) Limited ("REL" or "Parent"), a company incorporated in England. Due to a large portion of revenues being generated via income earned from transfer pricing from its affiliated entity (Redburn UK (Europe) Limited) the Company's financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") which is the Company's designated regulator. The Company provides institutional investors with third-party research of REL, and agency execution for European and U.S. equity securities. The Company operates in one reportable business segment which represents principally all of the Company's operations.

The Company clears its securities transactions on a fully-disclosed basis primarily through Apex Clearing Corporation ("Apex").

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition of the Company has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The U.S. dollar is the functional currency of the Company.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could materially differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits, however, management does not believe it is exposed to any significant credit risk.

As of March 31, 2020, the Company maintained a money market deposit account of $216,241 to secure a letter of credit on its New York office lease. As of March 31, 2020, the Company also maintained a money market deposit account of $92,333 to secure one of its credit card balances. The money market deposit accounts are recorded as restricted cash equivalents on the Statement of Financial Condition.

Receivables from Broker Dealers

Receivables from broker dealers includes a clearing deposit of $500,000 along with accrued interest income of $2,073 that the Company maintains with one of its clearing brokers. The remaining balance represents commissions receivable, net of clearance and execution costs, related to customers' U.S. equity trading activity along. The Company collects these net commissions on behalf of the Parent in accordance with a transfer pricing agreement between the Company and the Parent.

Valuation of Assets and Liabilities – Definition and Hierarchy

In accordance with Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's

2. Significant Accounting Policies (continued)

Valuation of Assets and Liabilities – Definition and Hierarchy (continued)

assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or for substantially the full term of the financial instrument.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The categorization within the fair value hierarchy is based on the lowest level of the significant inputs to valuation.

The Company had no financial instruments carried at fair value at March 31, 2020.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful lives of the assets. The Company estimates the useful lives of computers, furniture and equipment to be three years. Leasehold improvements are generally amortized over the terms of their respective leases or ten years, whichever is shorter.

Stock Based Compensation

In May 2017, the FASB issued ASU 2017-09, *Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting*. ASU 2017-09 provides guidance about which changes to terms or condition of a share-based payment award require an entity to apply modification accounting in Topic 718. The Company adopted ASU 2017-09 for the period beginning April 1, 2018.

2. Significant Accounting Policies (continued)

Options

Under a plan established by the Parent, phantom options of the Parent's shares may be granted on a discretionary basis to selected employees of the Company. The exercise price of the options is equal to the estimated market price of the shares on the date of grant, which is derived from a discounted cash-flow model. The options have a seven year contractual term and vest three years after the grant date and are exercisable once a year on October 31. The options are exercisable only if the grantee is currently employed by the Company.

In accordance with ASC 718, "Stock Based Compensation," all options granted are classified as liabilities since the Company settles the options in cash. The options are measured at fair value on the grant date and re-measured at each reporting date until settlement.

The fair value of the options were determined using a Black-Scholes model. The Company uses the following methods to determine its underlying assumptions: expected volatilities are based on volatilities observed for comparable companies over a historic period commensurate to the expected term; the expected term of options granted is based on historical experience; and the risk-free interest rate is based on estimated yields on zero coupon UK government gilts with a maturity similar to the exercise term. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. As of March 31, 2020, there were no outstanding options as all the remaining options previously outstanding were surrendered in March 2020.

Shares

The Parent grants share awards to the Company's employees from time to time. The share awards vest over a period of one year to three years and service conditions are attached; the shares only vest if the employee is still employed by the Company, and has not given notice to terminate their employment contract, on vesting date. There are no performance conditions or market conditions.

Where shares are awarded to employees at below fair market value, the difference between the fair market value of the award on the date of grant and the consideration paid by the employee is also recognized as compensation cost over the vesting period of the award. The Company permits employees to elect to receive fewer shares on vest date than specified in the original award, in lieu of the Company paying taxes due on the award on the employee's behalf. The award in the form of shares is accounted for as equity, while the estimated cash tax settlement that employees may

2. Significant Accounting Policies (continued)

Stock Based Compensation (continued)

Shares (continued)

elect for the Company to pay is accounted for as a liability, which is revaluated at each balance sheet.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease, for office space. The Company recognized a lease liability and a right of use (ROU) asset as of April 1, 2019. The lease liability for each lease is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount its equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes

Effective January 1, 2010, the Company elected to change its tax classification from a partnership to a corporation for federal, state and local income tax purposes and is therefore subject to applicable corporate income taxes. The Company files its own federal, state and local tax returns and is not part of a group tax return.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The provision of ASC 740, *Income Taxes* ("ASC 740"), clarifying the accounting for uncertainty in income taxes recognized in financial statements and prescribe a recognition threshold and measurement attribute for uncertain tax positions taken or expected to be taken on a tax return.

Accounting Pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments- Credit Losses, Measurement of Credit Losses of Financial Instruments* ("ASU 2016-13"). The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Company expects to adopt the provisions of this guidance on April 1, 2020, but the change in measurement basis is not expected to have a material impact on the Statement of Financial Condition.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). The disclosure framework project's objective and primary focus are to improve the effectiveness of disclosures in the notes to the statement of financial condition by facilitating clear communication of the information required by generally accepted accounting principles (GAAP) that is most important to users of each entity's financial statement.

2. Significant Accounting Policies (continued)

Accounting Pronouncements not yet adopted (continued)

The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. This new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Company is continuing to review the potential impact of the ASU.

3. Fixed Assets

Details of fixed assets at March 31, 2020 were as follows:

Computers	$ 659,532
Furniture and equipment	261,970
Leasehold improvements	329,154
Subtotal	1,250,656
Less: Accumulated depreciation and amortization	(1,136,624)
Total fixed assets, net of accumulated depreciation and amortization	$ 114,032

4. Commitments and Contingent Liabilities

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified these leases as an operating lease. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported on the Statement of Financial Condition as of March 31, 2020 were as follows:

Operating lease ROU asset	$ 772,750
Operating lease liability	$ 826,656
Weighted-average remaining lease term:	23 months
Weighted-average discount rate:	6%

The Company leases office and storage space in New York City under operating leases which will expire in February 2022. The office lease is secured by a standby letter of credit that is collateralized by a money market deposit account.

4. Commitments and Contingent Liabilities (continued)

The Company also leases office space in Boston under an operating lease. The lease in Boston expired in August 2019 and was renewed through August 2020. The Company expects to renew this lease for an additional one year term through August 2021.

In addition, the Company has two operating leases for two office copiers that expire in October 2020, and April 2021.

Aggregate future minimum rental payments under operating leases for the years subsequent to March 31, 2020 are approximately as follows:

Years ending March 31:	
2021	485,643
2022	426,046
Thereafter	0
Total	$ 911,689

In accordance with the clearing agreement, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company including losses the clearing broker may sustain from carrying securities transactions introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely that it will have to make payments under this arrangement and, as such, has not recorded any contingent liability in the Statement of Financial Condition for this indemnification.

5. Related Party Transactions

Securities transactions, revenues and receivable from Parent

As of March 31, 2020, the amount due to the Company by the Parent related to service fee revenues was $728,223 and was included within Receivable from Parent on the Statement of Financial Condition.

The Company also pays certain costs on behalf of the Parent related to the revenues earned by the Parent. As of March 31, 2020, the amount due to the Company by the Parent related to these costs was $569,195 and was included within Receivable from Parent on the Statement of Financial Condition.

5. Related Party Transactions (continued)

Expense reimbursements and receivable from Parent (continued)

From time to time, some of the Parent's employees incur travel and entertainment expenses which are paid by the Company and subsequently reimbursed to the Company by the Parent. The Company also paid professional fees on behalf of the Parent during the year ended March 31, 2020. As of March 31, 2020, $25,012 was due from the Parent related to expense reimbursements and was included in Receivable to Parent on the Statement of Financial Condition.

Stock Based Compensation

Options

As of March 31, 2020, there were no outstanding phantom options of the Parent's shares outstanding to Company employees as all of the 12,500 remaining options previously outstanding were surrendered in March 2020. All options were fully vested prior to April 1, 2019.

Shares

The following table details the number and weighted average grant date fair values of, and movements in, shares during the year:

	As of April 1, 2019	Granted	Vested	Forfeited	As of March 31, 2020
Unvested shared based payments					
Number of shares	17,316	110,110	-	-	127,426
Weighted average grant date fair value	£8.08	£4.22			£4.75

6. Income Taxes

The effective tax rate differs from the statutory federal tax rate of 21% primarily due to state apportionment changes, state and local income taxes, and permanent book and tax differences.

As of March 31, 2020, the deferred tax assets and liabilities included in the Statement of Financial Condition were as follows:

	March 31, 2020
Deferred tax assets	$ 128,589
Deferred tax liabilities	25,897
Net deferred tax assets	$ 102,692

6. Income Taxes (continued)

The deferred tax assets are primarily the result of a tax election by the Company to deduct bonuses on a cash basis beginning with the fiscal year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liabilities are the result of timing differences related to the depreciation of fixed assets. Deferred tax assets and deferred tax liabilities decreased by $108,879 and $26,735 respectively as of March 31, 2020 as compared to the balances as of March 31, 2019. Management believes that it is more likely than not that the deferred tax assets will be realized.

On December 22, 2017, the United States Congress and the Administration signed into law the Tax Cuts and Jobs Act ("TCJA"). TCJA made significant changes to the federal corporate income tax laws, including reducing the corporate income tax rate from 35% to 21%, effective January 1, 2018. The carrying value of the Company's deferred tax assets and liabilities are also determined by the enacted US corporate income tax rate. Consequently, any changes in the US corporate income tax rate impacts the carrying value of the Company's deferred tax assets and liabilities. The TCJA also enacted new tax laws that apply prospectively including, but not limited to, an expanded definition of non-deductible fines and penalties and the imposition of a new type of tax called the base erosion and anti-abuse tax. The majority of the TCJA impact was recorded as part of the March 31, 2018 financial statement and provisional amounts have been adjusted to complete accounting related to TCJA. Adjustments did not have any material impact to the Statement of Financial Condition.

As of March 31, 2020, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2017 to 2019 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), enacted on March 27, 2020, includes modifications to the Internal Revenue Code (IRC) intended to provide economic relief to those impacted by the COVID-19 pandemic. It also provides for loans and other benefits to businesses and individuals along with other priorities. The Company is continuing to review the potential impact of the CARES Act, however at this point in time, the CARES Act is not expected to have a material impact on the Company's Statement of Financial Condition.

7. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $9,500 per annum for the calendar year ending December 31, 2019 and $9,750 per annum for the calendar year ending December 31, 2020.

As of March 31, 2020, $73,072 of the contributions were payable and included in accrued compensation and benefits on the Statement of Financial Condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by Rule 15c3-1, which requires that minimum net capital shall be the greater of 2% of aggregate debit items arising from customer transactions or $250,000.

At March 31, 2020, the Company had net capital of $2,646,298 which was $2,396,298 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph k(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Company has evaluated subsequent events through the date on which the financial statement was available to be issued, and determined that no subsequent events have occurred that would require disclosure in the financial statement or accompanying notes other than as noted below.

On January 30, 2020, the World Health Organization declared the outbreak of coronavirus ("Covid-19") to be a public health emergency of international concern. This coronavirus outbreak has severely restricted the level of economic activity around the world as well as leading to increased equity market volatility. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have provided significant financial support and stimulus and taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

10. Subsequent Events (continued)

Since these restrictions were imposed, the Company's core business activities have been successfully conducted on a remote working basis. Whilst business activity was elevated in March 2020 due to Covid-19 related market volatility, activity levels fell back to pre-pandemic levels in late April and May 2020 and there is a risk that business activity falls further following the approval of this financial statement. However, the Company does not recognize revenue received directly from clients. Rather, in accordance with a transfer pricing agreement with the Parent, the Company transfers any income collected to the Parent. The Parent pays the Company a mark-up on all employment and administrative costs incurred by the Company. Accordingly, the Company does not expect its regulatory capital and liquidity position to be negatively impacted by Covid-19 in the event that business activity falls later in the year.